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                           November 4, 2022

       Adam Givertz, Esq.
       Partner
       Paul, Weiss, Rikfind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, NY 10019

                                                        Re: Turquoise Hill
Resources Ltd.
                                                            Amendment No. 2 to
Schedule 13E-3
                                                            Filed November 3,
2022
                                                            File No. 005-79590

       Dear Adam Givertz:

              We have reviewed the above filing and have the following comments. In some of our comments, we may ask the filing persons to provide us with information so we may better understand the disclosure.

              Please respond to these comments by providing the requested information or advise us as soon as possible when the filing persons will respond. If the filing persons do not believe our comments apply to the facts and circumstances, please tell us why in the response.

              After reviewing the response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Amended Schedule 13E-3.

       Amended Schedule 13E-3 filed November 3, 2022

       General

   1. We note that the Company issued a press release, attached as Exhibit 99.1 to the Form 6-
                                                        K filed on November 2,
2022, disclosing that Parent and Purchaser entered into
                                                        agreements with the
Named Shareholders where the Named Shareholders have agreed to withhold their votes to
approve the Arrangement in exchange for receiving 80% of the
                                                        Consideration within
two business days of closing of the Arrangement and 20% of the
                                                        Considerations, plus
interest thereon, upon final determination of certain dissent procedures. The
Agreements also provide for the mediation and, if necessary, arbitration of the fair value
amount remaining to be paid, if any, by Purchaser to the Named
                                                        Shareholders to resolve
the dissent proceedings and the damages or compensation amount, if any, to be paid by
Purchaser to the Named Shareholders to resolve the Oppression
                                                        Claims, suggesting the
possibility that the Named Shareholders could receive more than
 Adam Givertz, Esq.
FirstName LastNameAdam     Givertz, Esq. LLP
Paul, Weiss, Rikfind, Wharton & Garrison
Comapany 4,
November   NamePaul,
             2022     Weiss, Rikfind, Wharton & Garrison LLP
November
Page  2   4, 2022 Page 2
FirstName LastName
         the C$43.00 per share in cash that other Minority Shareholders of the Company will receive. We also note that shareholders as of the Record Date have the ability to submit proxies until the voting deadline of 10:30 a.m. (Eastern time) on November 4, 2022 and that the meeting has been postponed until 10:30 a.m. (Eastern time) on November 8,
         2022. Given the potential impact such disclosure may have on a
shareholder   s voting
         decision     either to amend a previously cast vote or to submit an
initial vote     please
         advise why both the Company and Rio Tinto believe that limiting a
shareholder   s ability
         to amend or submit proxies by establishing a voting deadline of 10:30 a.m. (Eastern time)
         on November 4, only two business days following dissemination of the aforementioned information, as opposed to e.g., five business days, will provide shareholders with sufficient time to make a reasonably informed voting decision, especially given (i) the heightened concerns that are present in a Rule 13e-3 transaction, (ii) the unusual nature of the arrangement between Rio Tinto and the Named Shareholders disclosed in the
         November 2 press release, (iii) the range and complexity of outcomes such arrangement may produce with respect to the amount of consideration paid to the Named
         Shareholders as compared to the other Minority Shareholders and (iv) as a result of the
         Agreements with the Named Shareholders, the Majority of the Minority Vote will exclude the 32,617,578 Shares beneficially owned by the Named Shareholders such that, based on the proxies received to date, which may have been cast prior to Minority Shareholders becoming aware of these new developments, the Arrangement Resolution would be approved by the Majority of the Minority Vote. It is our understanding that the Company may not extend the meeting date beyond November 8, and the related voting deadline two business days prior, without the prior written consent of Rio Tinto. In light of this restriction, we request that each of the Company and Rio Tinto separately respond to this comment.
2. Given the new information outlined in the press release dated November 2, please provide updated disclosure as to whether and why the Company and Rio Tinto continue to believe that the transaction is fair to unaffiliated security holders with specific discussion of the
         Agreements referenced in the preceding comment. We request that each of the Company and Rio Tinto separately respond to this comment given their respective disclosure obligations. See Item 8 of Schedule 13E-3 and Item 1014(a) and (b) of Regulation M-A.
3. Refer to the disclosure previously provided by Turquoise Hill and the Rio Tinto Filers in the Initial Schedule 13E-3 responsive to Item 7 of Schedule 13E-3. Please update such disclosure to provide a reasonably detailed discussion of the effects the Agreements have on Turquoise Hill and its affiliated and unaffiliated security holders. Also include in such discussion the reasons for the structure of the Agreements. We request that each of the
         Company and Rio Tinto separately respond to the applicable portions of this comment given their respective disclosure obligations. Refer to Item 7 of
Schedule 13E-3 and Item
         1013(c) and (d) of Regulation M-A, including Instruction 2 thereto.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Adam Givertz, Esq.
Paul, Weiss, Rikfind, Wharton & Garrison LLP
November 4, 2022
Page 3

      Please direct any questions to Michael Killoy at 202-551-7576 or Perry Hindin at 202-
551-3444.



FirstName LastNameAdam Givertz, Esq.                 Sincerely,
Comapany NamePaul, Weiss, Rikfind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
November 4, 2022 Page 3                              Office of Mergers &
Acquisitions
FirstName LastName